Securities and Exchange Commission

Washington, DC 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 2)*

NeoPhotonics Corporation

(Name of Issuer)

Common Stock, $0.0025 par value

(Title of Class of Securities)

64051T100

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 64051T100	13G	Page 2 of 22 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,567,305 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,567,305 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,305 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.82%
12.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 64051T100	13G	Page 3 of 22 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund VII Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,567,305* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,567,305* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,305* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.82%
12.	Type of Reporting Person (see Instructions) PN

*	All of these shares are held directly by Draper Fisher Jurvetson Fund VII, L.P.

CUSIP NUMBER 64051T100	13G	Page 4 of 22 Pages

1.	Names of Reporting Persons DFJ Fund VII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,567,305* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,567,305* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,305* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.82%
12.	Type of Reporting Person (see Instructions) OO

*	All of these shares are held directly by Draper Fisher Jurvetson Fund VII, L.P.

CUSIP NUMBER 64051T100	13G	Page 5 of 22 Pages

1.	Names of Reporting Persons Draper Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 42,322 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 42,322 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,322 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.13%
12.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 64051T100	13G	Page 6 of 22 Pages

1.	Names of Reporting Persons Draper Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 42,322* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 42,322* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,322* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.13%
12.	Type of Reporting Person (see Instructions) CO

*	All of these shares are owned by Draper Associates, L.P

CUSIP NUMBER 64051T100	13G	Page 7 of 22 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Partners VII, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,847 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,847 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,847 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.07%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

CUSIP NUMBER 64051T100	13G	Page 8 of 22 Pages

1.	Names of Reporting Persons Timothy C. Draper
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 42,322* (See Items 2 and 4)
	6.	Shared Voting Power 1,590,165** (See Items 2 and 4)
	7.	Sole Dispositive Power 42,322* (See Items 2 and 4)
	8.	Shared Dispositive Power 1,590,165** (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,632,487** (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.02%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares, 42,322 shares are directly held by Draper Associates, L.P. Mr. Draper is the President of Draper Associates, Inc., the general partner of Draper Associates L.P. and has sole investment and voting power.
**	Of these shares, 1,567,305 shares are directly held by Draper Fisher Jurvetson Fund VII, L.P., 22,847 shares are directly held by Draper Fisher Jurvetson Partners VII, LLC, and 13 shares are held by the Eleanor Draper Trust (“E. Draper Trust”). Mr. Timothy C. Draper is trustee of the E. Draper Trust and has sole investment and voting power with respect to the shares held by Ms. Eleanor Draper’s trust.

CUSIP NUMBER 64051T100	13G	Page 9 of 22 Pages

1.	Names of Reporting Persons John H. N. Fisher
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,590,152* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,590,152* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,590,152* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.89%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares, 1,567,305 shares are directly held by Draper Fisher Jurvetson Fund VII, L.P. and 22,847 shares are directly held by Draper Fisher Jurvetson Partners VII, LLC.

CUSIP NUMBER 64051T100	13G	Page 10 of 22 Pages

1.	Names of Reporting Persons Stephen T. Jurvetson
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 14,484
	6.	Shared Voting Power 1,590,152* (See Items 2 and 4)
	7.	Sole Dispositive Power 14,484
	8.	Shared Dispositive Power 1,590,152* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,604,636* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.93%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares, 1,567,305 shares are directly held by Draper Fisher Jurvetson Fund VII, L.P. and 22,847 shares are directly held by Draper Fisher Jurvetson Partners VII, LLC.

CUSIP NUMBER 64051T100	13G	Page 11 of 22 Pages

1.	Names of Reporting Persons Eleanor Draper Trust
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 13 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (see Instructions) OO (Trust)

CUSIP NUMBER 64051T100	13G	Page 12 of 22 Pages

Item 1(a)	Name of Issuer: NeoPhotonics Corporation

Item 1(b)	Address of Issuer’s principal executive offices:

2911 Zanker Road
San Jose, CA 95134

Item 2.	This Amendment No. 2 to Schedule 13G is filed on behalf of (i) Draper Fisher Jurvetson Fund VII, L.P., a Cayman Islands exempted limited partnership, (ii) Draper Fisher Jurvetson Fund VII Partners, L.P., a Cayman Island exempted limited partnership, (iii) DFJ Fund VII, Ltd., a Cayman Islands limited liability company, (iv) Draper Associates, L.P., a California limited partnership, (v) Draper Associates, Inc., a California corporation, (vi) Draper Fisher Jurvetson Partners VII, LLC, a California limited liability company, (vii) Timothy C. Draper, a United States Citizen (“Draper”), (viii) John H. N. Fisher, a United States citizen (“Fisher”), (ix) Stephen T. Jurvetson, a United States citizen (“Jurvetson”), and (x) the Eleanor Draper Trust, a trust formed under the laws of the State of California (“E. Draper Trust”).

Relationships

(1) Draper Fisher Jurvetson Fund VII, L.P. (“Fund VII”), is a Cayman Island exempted limited partnership. Messrs. Draper, Fisher and Jurvetson are the Managing Directors of the general partner of Fund VII. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held by Fund VII except to the extent of their pecuniary interest therein.

(2) Draper Fisher Jurvetson Fund VII Partners, L.P. (“Partners Fund VII”) is the general partner of Fund VII. DFJ Fund VII, Ltd. is its general partner (“Fund VII Ltd.”). The managing members of Fund VII Ltd. are Messrs. Draper, Fisher and Jurvetson. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held by Partners Fund VII except to the extent of their pecuniary interest therein.

(3) Draper Associates, L.P. (“Draper Associates, L.P.”). The investing and voting power of the shares held by Draper Associates, L.P. is controlled by its General Partner, Draper Associates, Inc., which is controlled by its President and majority shareholder, Timothy C. Draper. Mr. Draper disclaims beneficial ownership of the shares held by Draper Associates, L.P. except to the extent of his pecuniary interest therein.

(4) Draper Associates, Inc. (“Draper Associates”). Mr. Draper is the President of Draper Associates, which is the general partner of Draper Associates, L.P. Mr. Draper disclaims beneficial ownership of the shares held by Draper Associates except to the extent of his pecuniary interest therein.

(5) Draper Fisher Jurvetson Partners VII, LLC (“Partners VII”) is a side-by-side fund of Fund VII. The managing members of Partners VII are Messrs. Draper, Fisher and Jurvetson. Decisions with respect to Partners VII securities are made automatically in conjunction with decisions by Fund VII. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held by Partners VII except to the extent of their pecuniary interest therein.

CUSIP NUMBER 64051T100	13G	Page 13 of 22 Pages

(6) The E. Draper Trust is a trust formed under the laws of the State of California. Mr. Timothy Draper is trustee of the of the E. Draper Trust and has sole investment and voting power over the shares. Mr. Draper disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Item 2(a)	Name of person filing:

Draper Fisher Jurvetson Fund VII, L.P.
Draper Fisher Jurvetson Fund VII Partners, L.P.
DFJ Fund VII, Ltd.
Draper Associates, L.P.
Draper Associates, Inc.
Draper Fisher Jurvetson Partners VII, LLC
Timothy C. Draper
John H. N. Fisher
Stephen T. Jurvetson
Eleanor Draper Trust

Item 2(b)	Address of principal business office or, if none, residence:

2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025

Item 2(c)	Citizenship:

Draper Fisher Jurvetson Fund VII, L.P.	Cayman Islands
Draper Fisher Jurvetson Fund VII Partners, L.P.	Cayman Islands
DFJ Fund VII, Ltd.	Cayman Islands
Draper Associates, L.P.	California
Draper Associates, Inc.	California
Draper Fisher Jurvetson Partners VII, LLC	California
Timothy C. Draper	United States
John H. N. Fisher	United States
Stephen T. Jurvetson	United States
Eleanor Draper Trust	California

Item 2(d)	Title of class of securities: Common Stock, par value $0.0025 per share.

The Issuer registered its Common Stock on its S-1 Registration Statement filed with the SEC on April 15, 2010. Each of the Reporting Persons identified in Item 2(a) above beneficially owns Common Stock.

Item 2(e)	CUSIP No.: 64051T100

CUSIP NUMBER 64051T100	13G	Page 14 of 22 Pages

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution:

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Draper Fisher Jurvetson Fund VII, L.P.

A.	Amount Beneficially owned: 1,567,305

B.	Percent of Class: 4.82%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,567,305

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,567,305

CUSIP NUMBER 64051T100	13G	Page 15 of 22 Pages

Draper Fisher Jurvetson Fund VII Partners, L.P.

A.	Amount Beneficially owned: 1,567,305

B.	Percent of Class: 4.82%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,567,305

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,567,305

DFJ Fund VII, Ltd.

A.	Amount Beneficially owned: 1,567,305

B.	Percent of Class: 4.82%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,567,305

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,567,305

Draper Associates, L.P.

A.	Amount Beneficially owned: 42,322

B.	Percent of Class: 0.13%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 42,322

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 42,322

Draper Associates, Inc.

A.	Amount Beneficially owned: 42,322

B.	Percent of Class: 0.13%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 42,322

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 42,322

Draper Fisher Jurvetson Partners VII, LLC

A.	Amount Beneficially owned: 22,847

B.	Percent of Class: 0.07%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 22,847

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 22,847

CUSIP NUMBER 64051T100	13G	Page 16 of 22 Pages

Timothy C. Draper

A.	Amount Beneficially owned: 1,632,487

B.	Percent of Class: 5.07%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 42,322

2.	shared power to vote or to direct the vote: 1,590,165

3.	sole power to dispose or to direct the disposition of: 42,322

4.	shared power to dispose or to direct the disposition of: 1,590,165

John H. N. Fisher

A.	Amount Beneficially owned: 1,590,152

B.	Percent of Class: 4.89%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,590,152

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,590,152

Stephen T. Jurvetson

A.	Amount Beneficially owned: 1,604,636

B.	Percent of Class: 4.93%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 14,484

2.	shared power to vote or to direct the vote: 1,590,152

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,590,152

Eleanor Draper Trust

A.	Amount Beneficially owned: 13

B.	Percent of Class: 0%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 13

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 13

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP NUMBER 64051T100	13G	Page 17 of 22 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not applicable.

CUSIP NUMBER 64051T100	13G	Page 18 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2015

Draper Fisher Jurvetson Fund VII, L.P.
By: Draper Fisher Jurvetson Fund VII Partners, L.P. (General Partner)
By: DFJ Fund VII, Ltd., its general partner

By:	/s/ John H. N. Fisher
Name:	John H. N. Fisher
Title:	Managing Director

Draper Fisher Jurvetson Fund VII Partners, L.P.
By: DFJ Fund VII, Ltd., its general partner

By:	/s/ John H. N. Fisher
Name:	John H. N. Fisher
Title:	Managing Director

DFJ Fund VII, Ltd.

By:	/s/ John H. N. Fisher
Name:	John H. N. Fisher
Title:	Managing Director

Draper Associates, L.P.
By: Draper Associates, Inc. (General Partner)

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	President

CUSIP NUMBER 64051T100	13G	Page 19 of 22 Pages

Draper Associates, Inc.

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	President

Draper Fisher Jurvetson Partners VII, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

/s/ Timothy C. Draper
Timothy C. Draper

/s/ John H. N. Fisher
John H. N. Fisher

/s/ Stephen T. Jurvetson
Stephen T. Jurvetson

Eleanor Draper Trust

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Trustee

CUSIP NUMBER 64051T100	13G	Page 20 of 22 Pages

Exhibit Index

Exhibit	Description

99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith

CUSIP NUMBER 64051T100	13G	Page 21 of 22 Pages

Exhibit 99.1

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them.

Dated: February 5, 2015

Draper Fisher Jurvetson Fund VII, L.P.
By: Draper Fisher Jurvetson Fund VII Partners, L.P. (General Partner)
By: DFJ Fund VII, Ltd., its general partner

By:	/s/ John H. N. Fisher
Name:	John H. N. Fisher
Title:	Managing Director

Draper Fisher Jurvetson Fund VII Partners, L.P.
By: DFJ Fund VII, Ltd., its general partner

By:	/s/ John H. N. Fisher
Name:	John H. N. Fisher
Title:	Managing Director

DFJ Fund VII, Ltd.

By:	/s/ John H. N. Fisher
Name:	John H. N. Fisher
Title:	Managing Director

Draper Associates, L.P.
By: Draper Associates, Inc. (General Partner)

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	President

CUSIP NUMBER 64051T100	13G	Page 22 of 22 Pages

Draper Associates, Inc.

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	President

Draper Fisher Jurvetson Partners VII, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

/s/ Timothy C. Draper
Timothy C. Draper

/s/ John H. N. Fisher
John H. N. Fisher

/s/ Stephen T. Jurvetson
Stephen T. Jurvetson

Eleanor Draper Trust

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Trustee